Highview Merger Corp.

1615 South Congress Ave., Suite 103

Delray Beach, FL 33445

August 7, 2025

VIA EDGAR

Pearlyne Paulemon

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Highview Merger Corp.
Registration Statement on Form S-1
Filed July 24, 2025, as amended
File No. 333-288914

Dear Ms. Paulemon:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Highview Merger Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on August 11, 2025, or as soon thereafter as practicable.

Please call Daniel Nussen of White & Case LLP at (213) 620-7796 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ David Boris
Name:	David Boris
Title:	Chief Executive Officer and Chief Financial Officer

cc:	Daniel Nussen, White & Case LLP

[Signature Page to Acceleration Request]